March 18, 2009

Via Facsimile (703/813-6981)

David L. Orlie, Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
101 F Street, N.E.
Washington D.C. 20549

RE: TEMPCO, INC.
    PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
    FILED FEBRUARY 26, 2009
    FILE NO. 001-10320

Dear Mr. Orlie:

On behalf of the above-named Registrant, we respond as follows to your letter of March 5, 2009.

    1. The text of the proposed amendment, now included in the amended proxy statement, is:

            SIXTEENTH. A share dividend, division or combination of the corporation's capital stock may be effected by action of the Board of Directors alone, without the approval of the shareholders. In effecting a division or combination of the capital stock, the Board of Directors may amend these Articles to increase or decrease the par value of shares of capital stock, increase or decrease the number of authorized shares of capital stock, and make any other change necessary to assure that the rights or preferences of the holders of all outstanding shares of any class or series will not be adversely affected by the division or combination. For purposes of this Article SIXTEENTH, an increase or decrease in the relative voting rights of the shares of capital stock that are the subject of the division or combination that arises solely from the increase or decrease in the number of shares outstanding is not an adverse effect on the outstanding shares of any class or series, including any increase in the percentage of authorized shares remaining unissued arising solely from the elimination of fractional shares. The Board of Directors may adopt a procedure whereunder the fractional shares that result from action taken pursuant to this Article SIXTEENTH are eliminated and the holders thereof compensated in a manner that complies with applicable law and that the Board of Directors finds to be fair to such holders.

    2. We do not believe that either Item 11 or Item 12 of Schedule 14A is applicable.

        (a) Item 11 pertains to the authorization or issuance of securities. The Registrant's Proposal is for an amendment to its Articles of Incorporation which would allow the Board of Directors, without the further consent of the shareholders, to adopt a re-capitalization affecting the outstanding securities of the Company, including a forward split of shares of the Registrant. Thus, while it is possible that as a result of any adoption of the Proposal, the Board of Directors could declare a forward split which would result in the issuance of new shares, there are no current plans to re-capitalize existing shares, either on a forward or reverse split basis.

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        (b) Item 12 pertains to a modification of securities or exchange of one class of securities of an issuer for another class of that issuer. The Proposal does not affect the rights or preferences of any class of securities nor does it provide for an exchange of securities. The sole purpose and thrust of the Proposal is, as further described below, to expedite a possible change in the number of outstanding shares of capital stock to the extent necessary (in the good faith judgment of the Board of Directors) to facilitate an advantageous business combination or other valid objectives as described in (d), below.

        (c) The procedures for an amendment to the Articles of Incorporation of a Nevada corporation are described in Section 78.390 of the Nevada Revised Statutes (see page 7 of the Proxy Statement). Further reliance is placed on the initial sentence of Section 78.2055 of the Nevada Revised Statutes, which provides that "Unless otherwise provided in the articles of incorporation, a corporation that desires to decrease the number of issued and outstanding shares of a class or series held by each stockholder of record at the effective date and time of the change without correspondingly decreasing the number of authorized shares of the same class or series may do so
            ... ..." (emphasis supplied). The Proposal seeks to "otherwise provide". Note that no authority is being sought for the Board of Directors to change any rights of the holders of any of the Registrant's securities. We call the attention of the Staff to the United States Supreme Court doctrine that the securities laws are to be interpreted in the light of economic reality. The economic reality with respect to this Registrant is that the Proposal, if adopted, will be beneficial to the Registrant and its shareholders in that it will facilitate the very business purpose of the Registrant, which is to enter into a favorable business combination with another entity. In this connection, please refer page 7 of the Proxy Statement describing the Registrant's "shell" status. We submit that, while Chicanery is always possible in connection with any decision or action of corporate directors, the good faith of the Board of Directors in taking any action is to be presumed. In this connection, please see our response below to your comment 4.

        (d) As set forth on page 7 of the Proxy Statement, the factors to be considered by the Board of Directors are the extent to which a change in the public trading range for the Registrant's common stock will be such as to facilitate future financings and/or future business combinations. In each case, the views of prospective investors, underwriters, placement agents and merger partners will be given the weight determined by the Registrant's Board of Directors acting in the best interests of the shareholders as they perceive it to be in the exercise of their prudent business judgment. While it would, of course, be possible to establish some specific limits, it is submitted that unforeseen circumstances can always arise and that it would be unwise to limit the discretion of the Board of Directors. In this connection, it should be pointed out that had the Articles of Incorporation been drafted to conform to the Proposal at the inception of the Registrant many years ago, there would now be no issue before the Commission. It would seem doubtful that the original founders gave any thought to this matter. Furthermore, it should also be noted that the same result would obtain by changing the domicile of the Registrant to Minnesota.

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            There, no special authority is needed to arrive at this result because authority is contained in Section 302A.402 of the Minnesota Statutes, a copy of which is enclosed herewith. The pertinent language of that statute is that "... a share dividend, division, or combination may be effected by action of the board alone, without the approval of the shareholders..." The point here is that such a provision is not at all outlandish nor is it detrimental to shareholders, having been adopted by the Legislature of an important commercial state known for its progressive policies.

    3. We are advised that there are no present plans to issue any shares newly authorized by the adoption of the Proposal. We have noted that the Registrant is a "shell" company seeking to acquire an operating company or with which to form a business combination and that such business combination would undoubtedly require the issuance of new shares. While a number of discussions have been held with various parties with respect to a merger or other business combination, there are no firm agreements or plans with respect thereto and consequently, no current plans to issue new shares of stock.

    4. The Proxy Statement has been revised as requested (see page 7 of the Proxy Statement). Rule 13e-3 is not applicable because the Proposal is not intended to nor will it result in any of the effects described in Paragraph (a) (3) (ii) of the Rule. While we are aware that a reverse split has sometimes been used, or attempted to be used, as the first step in a going private process, we believe such a practice to be unlawful and submit that it would be improper to view every reverse split as being for that unlawful purpose.


                                         Sincerely,

                                         FIRETAG, STOSS & DOWDELL, P.C.

                                         /s/ John L. Stoss

                                         John L. Stoss

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             302A.402 SHARE DIVIDENDS, DIVISIONS, AND COMBINATIONS.

    Subdivision 1. POWER TO EFFECT. A corporation may effect a share dividend or a division or combination of its shares as provided in this section.

    Subd. 2. WHEN SHAREHOLDER APPROVAL REQUIRED; FILING OF ARTICLES OF
AMENDMENT.

(a) Articles of amendment must be adopted by the board and the shareholders under section 302A.135 and, if required, section 302A.137 to effect a division or combination if, as a result of the proposed division or combination:

(1) the rights or preferences of the holders of outstanding shares of any class or series will be adversely affected; or

(2) the percentage of authorized shares of any class or series remaining unissued after the division or combination will exceed the percentage of authorized shares of that class or series that were unissued before the division or combination.

(b) If a division or combination is effected under this subdivision, articles of amendment must be prepared that contain the information required by section 302A.139.

    Subd. 3. BY ACTION OF BOARD ALONE; FILING OF ARTICLES OF AMENDMENT.

(a) Subject to the restrictions provided in subdivision 2 or any provision in the articles that states that section 302A.402, subdivision 3, does not apply, a share dividend, division, or combination may be effected by action of the board alone, without the approval of shareholders under sections 302A.135 and 302A.137. In effecting a division or combination under this subdivision, the board may amend the articles to increase or decrease the par value of shares, increase or decrease the number of authorized shares, and make any other change necessary or appropriate to assure that the rights or preferences of the holders of outstanding shares of any class or series will not be adversely affected by the division or combination.

(b) If a division or combination that includes an amendment of the articles is effected under this subdivision, then articles of amendment must be prepared that contain the information required by section 302A.139 and a statement that the amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares of any class or series that remains unissued after the division or combination exceeding the percentage of authorized shares of that class or series that were unissued before the division or combination.

    Subd. 4. CHANGES IN VOTING RIGHTS; FRACTIONAL SHARES. For purposes of this section, an increase or decrease in the relative voting rights of the shares that are the subject of the division or combination that arises solely from the increase or decrease in the number of shares outstanding is not an adverse effect on the outstanding shares of any class or series and any increase in the percentage of authorized shares remaining unissued arising solely from the elimination of fractional shares under section 302A.423 must be disregarded.

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